Exhibit 99.3

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
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HANOVER HOLDINGS I, LLC Plaintiff, v. FREESEAS INC., Defendant.	: : : : : : : : : : :	Index No. 152140/2013 REVISED ORDER APPROVING FAIRNESS, TERMS AND CONDITIONS OF EXCHANGE AND ISSUANCE PURSUANT TO SECTION 3(a)(10) OF THE SECURITIES ACT OF 1933, AS AMENDED
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WHEREAS, this matter came before the Court on March 19, 2013 for a hearing to approve the fairness of the proposed terms and conditions of an exchange and issuance of securities, as reflected in a Stipulation of Settlement, dated March 12, 2013 (the “Settlement Agreement”), between Hanover Holdings I, LLC (the “Plaintiff”) and FreeSeas Inc. (“Defendant”);

WHEREAS, the Court held a hearing on the consent of Plaintiff and Defendant as to the fairness to Plaintiff of the terms and conditions of (x) the proposed exchange and transactions contemplated by the Settlement Agreement and (y) the offer and issuance of shares of common stock of Defendant (the “Securities”) to the Plaintiff and the proposed exchange of Plaintiff’s claims therefor;

WHEREAS, the Court was advised prior to the hearing that Defendant will rely on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act to issue the Securities to Plaintiff pursuant to the Settlement Agreement in exchange for Plaintiff’s claims specified in the Settlement Agreement, based upon this Court’s finding that the terms and conditions of (1) the proposed exchange and transactions contemplated by the Settlement Agreement and (2) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (1) and (2), were procedurally and substantively fair to Plaintiff and this Court’s approval of the foregoing;

WHEREAS, Plaintiff had adequate notice of the fairness hearing, was represented by competent counsel at the hearing, and was the only party to this action to whom Securities would be issued pursuant to the Settlement Agreement;

WHEREAS, on March 19, 2013, following the fairness hearing, the Court issued an Order and Judgment (the “First Order”) that the terms and conditions of (i) the proposed exchange and transactions contemplated by the Settlement Agreement and (ii) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (i) and (ii), were procedurally and substantively fair to Plaintiff within the meaning of Section 3(a)(10) of the Securities Act and therefore exempt from the registration requirements of the Securities Act; and

WHEREAS, the First Order referred to the incorrect date of the Settlement Agreement;

WHEREAS, Plaintiff and Defendant desire the Court to issue this corrected order which refers to the correct date of the Settlement Agreement; it is hereby

ORDERED AND ADJUDGED, that the terms and conditions of the Settlement Agreement, dated March 12, 2013, are confirmed to be procedurally and substantively fair, and are hereby approved as procedurally and substantively fair to Plaintiff, within the meaning of Section 3(a)(10) of the Securities Act; and it is further

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ORDERED AND ADJUDGED, that this Court shall retain jurisdiction to enforce the terms and conditions of the Settlement Agreement.

This constitutes the Order and Judgment of the Court.

SO ORDERED:

/s/ Eileen A. Rakower
J.S.C.
Hon. Eileen A. Rakower

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